UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 18th July, 2013	By /s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 18th July, 2013 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about unaudited financial results for the Quarter ended 30th June, 2013 approved by the Board of Directors.

18th July, 2013

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Unaudited Financial Results for the quarter ended 30th June 2013

We attach herewith two files containing the unaudited financial results of the Bank for the first quarter ended 30th June 2013 and the Segment-wise Reporting, duly approved by the Board of Directors at its meeting held on 17th July, 2013 and the press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

		( in lacs)

	Particulars	Quarter ended 30.06.2013	Quarter ended 31.03.2013	Quarter ended 30.06.2012	Year Ended 31.03.2013
		Unaudited	Audited*	Unaudited	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	966296	932391	817574	3506487
	a) Interest / discount on advances / bills	732474	708653	623183	2682239
	b) Income on Investments	221782	209585	187868	782026
	c) Interest on balances with Reserve Bank of India and other inter bank funds	11027	7780	5111	28163
	d) Others	1013	6373	1412	14059
2	Other Income	192560	180363	164943	685262
3	TOTAL INCOME (1)+(2)	1158856	1112754	982517	4191749
4	Interest Expended	524426	502865	452337	1925375
5	Operating Expenses (i)+(ii)	303819	313617	262659	1123612
	i) Employees cost	110908	100533	99319	396538
	ii) Other operating expenses	192911	213084	163340	727074
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	828245	816482	714996	3048987
7	Operating Profit before Provisions and Contingencies (3)-(6)	330611	296272	267521	1142762
8	Provisions (other than tax) and Contingencies	52712	30054	58158	167700
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	277899	266218	209363	975062
11	Tax Expense	93513	77234	67624	302434
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	184386	188984	141739	672628
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	184386	188984	141739	672628
15	Paid up equity share capital (Face Value of 2/- each)	47775	47588	47118	47588
16	Reserves excluding revaluation reserves				3573826
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio
	(a) Basel II	16.0%	16.8%	15.5%	16.8%
	(b) Basel III	15.5%	NA	NA	NA
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	7.7	8.0	6.0	28.5
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	7.7	7.9	6.0	28.2
	(iv) NPA Ratios
	(a) Gross NPAs	271903	233464	208632	233464
	(b) Net NPAs	68904	46895	39602	46895
	(c) % of Gross NPAs to Gross Advances	1.0%	1.0%	1.0%	1.0%
	(d) % of Net NPAs to Net Advances	0.3%	0.2%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.4%	1.9%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1438851383	1429766866	1406856240	1429766866
	- Percentage of Shareholding	60.3%	60.1%	59.7%	60.1%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	406665702	406436064	405847035	406436064
	- Percentage of Shareholding	17.0%	17.1%	17.2%	17.1%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	22.7%	22.8%	23.1%	22.8%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

		( in lacs)

Particulars		Quarter ended 30.06.2013	Quarter ended 31.03.2013	Quarter ended 30.06.2012	Year Ended 31.03.2013
		Unaudited	Audited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	305671	265639	251696	971102
b)	Retail Banking	953083	920165	805446	3491965
c)	Wholesale Banking	450182	435538	426859	1763382
d)	Other Banking Operations	100168	116979	78098	390256
e)	Unallocated	258	5889	—	11277
	Total	1809362	1744210	1562099	6627982
	Less: Inter Segment Revenue	650506	631456	579582	2436233

	Income from Operations	1158856	1112754	982517	4191749

2	Segment Results
a)	Treasury	30981	2100	6694	22500
b)	Retail Banking	122150	117679	92942	442415
c)	Wholesale Banking	120520	129078	109620	475196
d)	Other Banking Operations	42128	50655	26028	156412
e)	Unallocated	(37880)	(33294)	(25921)	(121461)

	Total Profit Before Tax	277899	266218	209363	975062

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	9607111	11480639	8604829	11480639
b)	Retail Banking	(9683888)	(9696648)	(8295438)	(9696648)
c)	Wholesale Banking	4479732	2429843	3278720	2429843
d)	Other Banking Operations	1050244	1031495	716241	1031495
e)	Unallocated	(1612204)	(1623915)	(1143984)	(1623915)

	Total	3840995	3621414	3160368	3621414

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes:

1	Statement of Assets and Liabilities as on June 30, 2013 is given below.

	( in lacs)

Particulars	As at 30.06.2013	As at 30.06.2012
	Unaudited	Unaudited
CAPITAL AND LIABILITIES
Capital	47775	47118
Reserves and Surplus	3793220	3113250
Employees’ Stock Options (Grants) Outstanding	—	30
Deposits	30331479	25753097
Borrowings	3913937	2606415
Other Liabilities and Provisions	3546821	4480174

Total	41633232	36000084

ASSETS
Cash and Balances with Reserve Bank of India	1896955	1828642
Balances with Banks and Money at Call and Short notice	644708	568084
Investments	10482377	9015592
Advances	25858938	21333826
Fixed Assets	294234	242067
Other Assets	2456020	3011873

Total	41633232	36000084

2	The above results have been approved by the Board of Directors at its meeting held on July 17, 2013.
3	The results for the quarter ended June 30, 2013 have been subject to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial statements as those followed in the annual financial statements for the year ended March 31, 2013.
5	The figures for the quarter ended March 31, 2013 are the balancing figures between audited figures in respect of financial year 2012-13 and the published year to date figures upto December 31, 2012.
6	Commission paid to sales agents and subventions / fees received from dealers and manufacturers for originating retail asset products were reclassified under Operating Expenses and under Other Income respectively, effective year ended March 31, 2013. The net commission paid was hitherto reduced from Interest Income. Figures for the quarter ended June 30, 2012 have accordingly been regrouped / reclassified. The above change in classification has no impact on the profit of the Bank.
7	Recoveries from written off accounts and direct charge offs were reclassified under Other Income and under Operating Expenses respectively, effective March 31, 2013. These were hitherto included in the specific loan loss charge under Provisions and Contingencies. Figures for the quarter ended June 30, 2012 have accordingly been regrouped / reclassified. The above change in classification has no impact on the profit of the Bank.
8	In accordance with the RBI guidelines, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, corresponding details for previous periods are not applicable.
9	During the quarter ended June 30, 2013, the Bank paid 450 lacs towards penalty imposed by the Reserve Bank of India for non-compliance of certain RBI guidelines.
10	During the quarter ended June 30, 2013, the Bank allotted 9314155 shares pursuant to the exercise of stock options by certain employees.
11	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments and recoveries from accounts written off.
12	As at June 30, 2013, the total number of branches (including extension counters) and ATM network stood at 3119 branches and 11088 ATMs respectively.
13	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2013:

Opening: Nil; Additions: 670; Disposals: 670; Closing position: Nil.

14	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
15	10 lac = 1 million

10 million = 1 crore

Place: Mumbai	Aditya Puri
Date: July 17, 2013	Managing Director

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER ENDED JUNE 30, 2013

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter ended June 30, 2013, at their meeting held in Mumbai on Wednesday, July 17, 2013. The accounts have been subject to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2013

The Bank’s total income for the quarter ended June 30, 2013 was 11,588.6 crores, as against 9,825.2 crores, for the quarter ended June 30, 2012. Net revenues (net interest income plus other income) were at 6,344.3 crores, an increase of 19.7% for the quarter ended June 30, 2013 as against 5,301.8 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2013 accounted for 69.6% of net revenues and grew by 21.0% to 4,418.7 crores from 3,652.4 crores for the quarter ended June 30, 2012. Net interest margin for the quarter was at 4.6% as against 4.6% for both corresponding quarter ended June 30, 2012 and for the preceding quarter ended March 31, 2013.

Other income (non-interest revenue) 1,925.6 crores was 30.4% of the net revenues for the quarter ended June 30, 2013 as against 1,649.4 crores in the corresponding quarter ended June 30, 2012. The four components of other income for the quarter ended June 30, 2013 were fees & commissions of 1,284.5 crores ( 1,150.4 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 314.3 crores ( 314.8 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 199.5 crores ( 66.5 crores for the quarter ended June 30, 2012) and miscellaneous income including recoveries of 127.3 crores ( 117.6 crores for the corresponding quarter of the previous year).

Operating expenses for the quarter were 3,038.2 crores, an increase of 15.7% over 2,626.6 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 47.9% as against 49.5% for the corresponding quarter ended June 30, 2012.

Provisions and contingencies were 527.1 crores (consisting of specific loan loss, general and floating provisions) for the quarter ended June 30, 2013 as against 581.6 crores for the corresponding quarter ended June 30, 2012. The profit before tax was 2,779.0 crores, an increase of 32.7% over the quarter ended June 30, 2012. After providing 935.1 crores for taxation, the Bank earned a net profit of 1,843.9 crores, an increase of 30.1% over the quarter ended June 30, 2012.

Balance Sheet: As of June 30, 2013

The Bank continued to outpace the banking industry growth rate in both advances and deposits. Advances as of June 30, 2013 were 258,589 crores, an increase of 21.2% over June 30, 2012. This loan growth was contributed by both segments of the Bank loan portfolio, with retail loans growing by 25.5% and wholesale loans by 16.5% resulting in a retail: wholesale loan mix of 54:46. Total deposits as of June 30, 2013 were 303,315 crores, an increase of 17.8% over June 30, 2012. Savings account deposits grew 16.7% over the previous year to reach 89,480 crores and current account deposits grew 10.5% to reach 46,071 crores. The CASA ratio as at June 30, 2013 was at 44.7%.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at June 30, 2013 (computed as per Basel III guidelines) stood at 15.5% as against a regulatory requirement of 9%. Of this, Tier-I CAR was 10.5%. Computed as per Basel II guidelines, total CAR was 16.0% and Tier-I CAR was 10.6%.

NETWORK

As of June 30, 2013, the Bank’s distribution network was at 3,119 branches and 11,088 ATMs in 1,891 cities / towns an increase of 555 branches and 1,379 ATMs over 2,564 branches and 9,709 ATMs in 1,416 cities / towns as of June 30, 2012.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.0% of gross advances as on June 30, 2013, as against 1.0% of gross advances as on June 30, 2012. Net non-performing assets were at 0.3% of net advances as on June 30, 2013. Total restructured loans (including applications received and under process for restructuring) were at 0.2% of gross advances as of June 30, 2013 as against 0.3% as of June 30, 2012. Total floating provisions stood at 1,865 crores as of June 30, 2013, as against 1,680 crores as at June 30, 2012.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.